

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>Via Facsimile</u>
Reza Meshgin
President and Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, CA 92806

> **Re:** **Multi-Fineline Electronix, Inc.**
> **Form 10-K for the Year Ended September 30, 2010**
> **Filed November 15, 2010**
> **Forms 10-Q for the Quarterly Periods Ended December 31, 2010**
> **and March 31, 2011**
> **Filed February 3, 2011 and May 5, 2011**
> **File No. 000-50812**

Dear Mr. Reza Meshgin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief